UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ___)*

                           BUILDERS FIRSTSOURCE, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  12008R-10-7
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                February 2, 2006
-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
     Schedule is filed:

     |_|    Rule 13d-1(b)

     |_|    Rule 13d-1(c)

     |X|    Rule 13d-1(d)





_______________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         EXPLANATORY NOTE

         This Schedule 13G (the "Schedule 13G") is being filed by JLL Building Products, LLC, a Delaware limited liability company ("Building Products LLC"); JLL Partners Fund II, L.P., a Delaware limited partnership ("JLL Fund II") and a member of Building Products LLC; JLL Partners Fund III, L.P., a Delaware limited partnership ("JLL Fund III") and a member of Building Products LLC; JLL Associates II, L.P., a Delaware limited partnership ("JLL Associates II") and the general partner of JLL Fund II; JLL Associates III, L.L.C., a Delaware limited liability company ("JLL Associates III") and the general partner of JLL Fund III; Paul S. Levy, a member of the board of managers of Building Products LLC, the sole general partner of JLL Associates II, and a managing member of JLL Associates III; Ramsey A. Frank, a member of the board of managers of Building Products LLC and a managing member of JLL Associates III; Brett N. Milgrim, a member of the board of managers of Building Products LLC; and Jeffrey C. Lightcap, a managing member of JLL Associates III (Messrs. Levy, Frank, Milgrim, and Lightcap being the "Individuals" and, collectively with Building Products LLC, JLL Fund II, JLL Fund III, JLL Associates II, and JLL Associates III, the "Reporting Persons").

         JLL Fund II and JLL Fund III, through Building Products LLC, formed Builders FirstSource, Inc. (the "Company") on March 4, 1998, under the name BSL Holdings, Inc. Before the Company's initial public offering of shares of its common stock, par value $0.01 per share (the "Common Stock"), on June 22, 2005, Building Products LLC owned of record 94.6% of the Company's outstanding Common Stock. As of the date of this Schedule 13G, Building Products LLC owns beneficially and of record 17,305,103 shares of the Company's Common Stock (52.8% of the outstanding shares of the Company's Common Stock). The shares of Common Stock reported herein as owned by the Reporting Persons were acquired prior to the Company's initial public offering.

         On February 2, 2006, JLL Partners Fund V, L.P., a Delaware limited partnership ("JLL Fund V"), and Warburg Pincus Private Equity IX, L.P., a Delaware limited partnership ("Warburg"), agreed to acquire Building Products LLC from the members thereof by means of the purchase by each of JLL Fund V and Warburg of 50% of the outstanding Building Products LLC membership interests (the "Transaction"). Consummation of the Transaction is subject to customary conditions, including expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

----------------------------                 ----------------------------------
CUSIP No.  12008R-10-7            13G                        Page 2 of 21 Pages
----------------------------                 ----------------------------------

-------------------------------------------------------------------------------
  1.     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         JLL Building Products, LLC
-------------------------------------------------------------------------------
  2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [ ]
         (See Instructions)                                          (b)  [ ]

-------------------------------------------------------------------------------
  3.     SEC USE ONLY

-------------------------------------------------------------------------------
  4.     CITIZENSHIP OR PLACE OF ORGANIZATION                        Delaware

-------------------------------------------------------------------------------
                              5.     SOLE VOTING POWER               None
     NUMBER OF
      SHARES                 --------------------------------------------------
    BENEFICIALLY              6.     SHARED VOTING POWER             17,305,103
     OWNED BY
       EACH                  --------------------------------------------------
     REPORTING                7.     SOLE DISPOSITIVE POWER          None
    PERSON WITH
                             --------------------------------------------------
                              8.     SHARED DISPOSITIVE POWER        17,305,103

-------------------------------------------------------------------------------
  9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON                                            17,305,103

-------------------------------------------------------------------------------
  10.    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES (See Instructions)                                  [ ]

-------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)           52.8%

-------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON (See Instructions)                 OO

-------------------------------------------------------------------------------

----------------------------                 ----------------------------------
CUSIP No.  12008R-10-7            13G                        Page 3 of 21 Pages
----------------------------                 ----------------------------------

-------------------------------------------------------------------------------
  1.     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         JLL Partners Fund II, L.P.
-------------------------------------------------------------------------------
  2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [ ]
         (See Instructions)                                          (b)  [ ]

-------------------------------------------------------------------------------
  3.     SEC USE ONLY

-------------------------------------------------------------------------------

  4.     CITIZENSHIP OR PLACE OF ORGANIZATION                        Delaware

-------------------------------------------------------------------------------
                              5.     SOLE VOTING POWER               None
     NUMBER OF
      SHARES                 --------------------------------------------------
    BENEFICIALLY              6.     SHARED VOTING POWER             9,313,606.4
     OWNED BY
       EACH                  --------------------------------------------------
     REPORTING                7.     SOLE DISPOSITIVE POWER          None
    PERSON WITH
                             --------------------------------------------------
                              8.     SHARED DISPOSITIVE POWER        9,313,606.4

-------------------------------------------------------------------------------
  9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON                                            9,313,606.4

-------------------------------------------------------------------------------
  10.    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES (See Instructions)                                  [ ]

-------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)           28.4%

-------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON (See Instructions)                 PN

-------------------------------------------------------------------------------

----------------------------                 ----------------------------------
CUSIP No.  12008R-10-7            13G                        Page 4 of 21 Pages
----------------------------                 ----------------------------------

-------------------------------------------------------------------------------
  1.     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         JLL Partners Fund III, L.P.
-------------------------------------------------------------------------------
  2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [ ]
         (See Instructions)                                          (b)  [ ]

-------------------------------------------------------------------------------
  3.     SEC USE ONLY

-------------------------------------------------------------------------------
  4.     CITIZENSHIP OR PLACE OF ORGANIZATION                        Delaware

-------------------------------------------------------------------------------
                              5.     SOLE VOTING POWER               None
     NUMBER OF
      SHARES                 --------------------------------------------------
    BENEFICIALLY              6.     SHARED VOTING POWER             7,250,838.1
     OWNED BY
       EACH                  --------------------------------------------------
     REPORTING                7.     SOLE DISPOSITIVE POWER          None
    PERSON WITH
                             --------------------------------------------------
                              8.     SHARED DISPOSITIVE POWER        7,250,838.1

-------------------------------------------------------------------------------
  9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON                                            7,250,838.1

-------------------------------------------------------------------------------
  10.    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES (See Instructions)                                  [ ]

-------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)           22.1%

-------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON (See Instructions)                 PN

-------------------------------------------------------------------------------

----------------------------                 ----------------------------------
CUSIP No.  12008R-10-7            13G                        Page 5 of 21 Pages
----------------------------                 ----------------------------------

-------------------------------------------------------------------------------
  1.     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         JLL Associates II, L.P.
-------------------------------------------------------------------------------
  2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [ ]
         (See Instructions)                                          (b)  [ ]

-------------------------------------------------------------------------------
  3.     SEC USE ONLY

-------------------------------------------------------------------------------
  4.     CITIZENSHIP OR PLACE OF ORGANIZATION                        Delaware

-------------------------------------------------------------------------------
                              5.     SOLE VOTING POWER               None
     NUMBER OF
      SHARES                 --------------------------------------------------
    BENEFICIALLY              6.     SHARED VOTING POWER             9,313,606.4
     OWNED BY
       EACH                  --------------------------------------------------
     REPORTING                7.     SOLE DISPOSITIVE POWER          None
    PERSON WITH
                             --------------------------------------------------
                              8.     SHARED DISPOSITIVE POWER        9,313,606.4

-------------------------------------------------------------------------------
  9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON                                            9,313,606.4

-------------------------------------------------------------------------------
  10.    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES (See Instructions)                                  [ ]

-------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)           28.4%

-------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON (See Instructions)                 PN

-------------------------------------------------------------------------------

----------------------------                 ----------------------------------
CUSIP No.  12008R-10-7            13G                        Page 6 of 21 Pages
----------------------------                 ----------------------------------

-------------------------------------------------------------------------------
  1.     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         JLL Associates III, L.L.C.
-------------------------------------------------------------------------------
  2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [ ]
         (See Instructions)                                          (b)  [ ]

-------------------------------------------------------------------------------
  3.     SEC USE ONLY

-------------------------------------------------------------------------------
  4.     CITIZENSHIP OR PLACE OF ORGANIZATION                        Delaware

-------------------------------------------------------------------------------
                              5.     SOLE VOTING POWER               None
     NUMBER OF
      SHARES                 --------------------------------------------------
    BENEFICIALLY              6.     SHARED VOTING POWER             7,250,838.1
     OWNED BY
       EACH                  --------------------------------------------------
     REPORTING                7.     SOLE DISPOSITIVE POWER          None
    PERSON WITH
                             --------------------------------------------------
                              8.     SHARED DISPOSITIVE POWER        7,250,838.1

-------------------------------------------------------------------------------
  9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON                                            7,250,838.1

-------------------------------------------------------------------------------
  10.    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES (See Instructions)                                  [ ]

-------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)           22.1%

-------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON (See Instructions)                 OO

-------- -----------------------------------------------------------------------

----------------------------                 ----------------------------------
CUSIP No.  12008R-10-7            13G                        Page 7 of 21 Pages
----------------------------                 ----------------------------------

-------------------------------------------------------------------------------
  1.     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Paul S. Levy
-------------------------------------------------------------------------------
  2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [ ]
         (See Instructions)                                          (b)  [ ]

-------------------------------------------------------------------------------
  3.     SEC USE ONLY

-------------------------------------------------------------------------------
  4.     CITIZENSHIP OR PLACE OF ORGANIZATION         United States of America

-------------------------------------------------------------------------------
                              5.     SOLE VOTING POWER             None
     NUMBER OF
      SHARES                 --------------------------------------------------
    BENEFICIALLY              6.     SHARED VOTING POWER           17,305,103
     OWNED BY
       EACH                  --------------------------------------------------
     REPORTING                7.     SOLE DISPOSITIVE POWER        None
    PERSON WITH
                             --------------------------------------------------
                              8.     SHARED DISPOSITIVE POWER      17,305,103

-------------------------------------------------------------------------------
  9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON                                          17,305,103

-------------------------------------------------------------------------------
  10.    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES (See Instructions)                                  [ ]

-------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)         52.8%

-------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON (See Instructions)               IN

-------------------------------------------------------------------------------

----------------------------                 ----------------------------------
CUSIP No.  12008R-10-7            13G                        Page 8 of 21 Pages
----------------------------                 ----------------------------------

-------------------------------------------------------------------------------
  1.     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Ramsey A. Frank
-------------------------------------------------------------------------------
  2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  [ ]
         (See Instructions)                                        (b)  [ ]

-------------------------------------------------------------------------------
  3.     SEC USE ONLY

-------------------------------------------------------------------------------
  4.     CITIZENSHIP OR PLACE OF ORGANIZATION          United States of America

-------------------------------------------------------------------------------
                              5.     SOLE VOTING POWER             None
     NUMBER OF
      SHARES                 --------------------------------------------------
    BENEFICIALLY              6.     SHARED VOTING POWER           17,305,103
     OWNED BY
       EACH                  --------------------------------------------------
     REPORTING                7.     SOLE DISPOSITIVE POWER        None
    PERSON WITH
                             --------------------------------------------------
                              8.     SHARED DISPOSITIVE POWER      17,305,103

-------------------------------------------------------------------------------
  9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON                                          17,305,103

-------------------------------------------------------------------------------
  10.    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES (See Instructions)                                  [ ]

-------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)         52.8%

-------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON (See Instructions)               IN

-------------------------------------------------------------------------------

----------------------------                 ----------------------------------
CUSIP No.  12008R-10-7            13G                        Page 9 of 21 Pages
----------------------------                 ----------------------------------

-------------------------------------------------------------------------------
  1.     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Brett N. Milgrim
-------------------------------------------------------------------------------
  2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  [ ]
         (See Instructions)                                        (b)  [ ]

-------------------------------------------------------------------------------
  3.     SEC USE ONLY

-------------------------------------------------------------------------------
  4.     CITIZENSHIP OR PLACE OF ORGANIZATION         United States of America

-------------------------------------------------------------------------------
                              5.     SOLE VOTING POWER             None
     NUMBER OF
      SHARES                 --------------------------------------------------
    BENEFICIALLY              6.     SHARED VOTING POWER           17,305,103
     OWNED BY
       EACH                  --------------------------------------------------
     REPORTING                7.     SOLE DISPOSITIVE POWER        None
    PERSON WITH
                             --------------------------------------------------
                              8.     SHARED DISPOSITIVE POWER      17,305,103

-------------------------------------------------------------------------------
  9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON                                          17,305,103

-------------------------------------------------------------------------------
  10.    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES (See Instructions)                                  [ ]

-------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)         52.8%

-------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON (See Instructions)               IN

-------------------------------------------------------------------------------

----------------------------                 ----------------------------------
CUSIP No.  12008R-10-7            13G                       Page 10 of 21 Pages
----------------------------                 ----------------------------------

-------------------------------------------------------------------------------
  1.     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Jeffrey C. Lightcap
-------------------------------------------------------------------------------
  2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  [ ]
         (See Instructions)                                        (b)  [ ]

-------------------------------------------------------------------------------
  3.     SEC USE ONLY

-------------------------------------------------------------------------------
  4.     CITIZENSHIP OR PLACE OF ORGANIZATION          United States of America

-------------------------------------------------------------------------------
                              5.     SOLE VOTING POWER             None
     NUMBER OF
      SHARES                 --------------------------------------------------
    BENEFICIALLY              6.     SHARED VOTING POWER           7,250,838.1
     OWNED BY
       EACH                  --------------------------------------------------
     REPORTING                7.     SOLE DISPOSITIVE POWER        None
    PERSON WITH
                             --------------------------------------------------
                              8.     SHARED DISPOSITIVE POWER      7,250,838.1

-------------------------------------------------------------------------------
  9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON                                          7,250,838.1

-------------------------------------------------------------------------------
  10.    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES (See Instructions)                                  [ ]

-------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)         22.1%

-------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON (See Instructions)               IN

-------------------------------------------------------------------------------

Item 1(a).        Name of Issuer:
----------        --------------

                  Builders FirstSource, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:
----------        -----------------------------------------------

                  2001 Bryan Street, Suite 1600, Dallas, Texas 75201.

Item 2(a).        Name of Person Filing:
----------        ---------------------

                  This Schedule 13G is being filed by Building Products LLC, a Delaware limited liability company; JLL Fund II, a Delaware limited partnership and a member of Building Products LLC; JLL Fund III, a Delaware limited partnership and a member of Building Products LLC; JLL Associates II, a Delaware limited partnership and the general partner of JLL Fund II; JLL Associates III, a Delaware limited liability company and the general partner of JLL Fund III; Paul S. Levy, a member of the board of managers of Building Products LLC, the sole general partner of JLL Associates II, and a managing member of JLL Associates III; Ramsey A. Frank, a member of the board of managers of Building Products LLC and a managing member of JLL Associates III; Brett N. Milgrim, a member of the board of managers of Building Products LLC; and Jeffrey C. Lightcap, a managing member of JLL Associates III. The Joint Filing Agreement pursuant to which this Schedule 13G is filed is attached hereto as Exhibit 1.

Item 2(b).        Address of Principal Business Office or, if none, Residence:
----------        -----------------------------------------------------------

                  The business address of each of the Reporting Persons is c/o JLL Partners, Inc., 450 Lexington Avenue, Suite 3350, New York, New York 10017.

Item 2(c).        Citizenship:
----------        -----------

                  Building Products LLC and JLL Associates III are each limited liability companies organized under the laws of the State of Delaware. JLL Fund II, JLL Fund III, and JLL Associates II are each limited partnerships organized under the laws of the State of Delaware. Each of the Individuals is a citizen of the United States of America.

Item 2(d).        Title of Class of Securities:
----------        ----------------------------

                  The class of securities to which this Schedule 13G relates is the common stock, par value $0.01 per share, of Builders FirstSource, Inc., a Delaware corporation.

Item 2(e).        CUSIP Number:
----------        ------------

                  12008R-10-7

Item 3.           If this statement is filed pursuant to Rule 13d-1(b), or Rule
-------           -------------------------------------------------------------
                  13d-2(b) or (c), check whether the person filing is a:
                  -----------------------------------------------------

         (a)      [ ]      Broker or dealer registered under Section 15 of the
                           Exchange Act;

         (b)      [ ]      Bank as defined in Section 3(a)(6) of the Exchange
                           Act;

         (c)      [ ]      Insurance company as defined in Section 3(a)(19) of
                           the Exchange Act;

         (d)      [ ]      Investment company registered under Section 8 of the
                           Investment Company Act;

         (e)      [ ]      An investment adviser in accordance with
                           Rule 13d-1(b)(1)(ii)(E);

         (f)      [ ]      An employee benefit plan or endowment fund in
                           accordance with Rule 13d-1(b)(1)(ii)(F);

         (g)      [ ]      A parent holding company or control person in
                           accordance with Rule 13d-1(b)(ii)(G);

         (h)      [ ]      A savings association as defined in Section 3(b) of
                           the Federal Deposit Insurance Act;

         (i)      [ ]      A church plan that is excluded from the definition
                           of an investment company under Section 3(c)(14) of the Investment Company Act; or

         (j)      [ ]      Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

         If this statement is filed pursuant to Rule 13d-1(c), check this box
[  ].

Item 4.           Ownership.
-------           ---------

         (a)      Amount Beneficially Owned:
                  --------------------------

                  (i) Building Products LLC is the direct record and beneficial owner of 17,305,103 shares of the Company's Common Stock.

                  (ii) By virtue of its position as a member of Building Products LLC, JLL Fund II may be deemed to be the beneficial owner of 9,313,606.4 shares of the Company's Common Stock.

                  (iii) By virtue of its position as a member of Building Products LLC, JLL Fund III may be deemed to be the beneficial owner of 7,250,838.1 shares of the Company's Common Stock.

                  (iv) By virtue of its position as the general partner of JLL Fund II, JLL Associates II may be deemed to be the beneficial owner of 9,313,606.4 shares of the Company's Common Stock.

                  (v) By virtue of its position as the general partner of JLL Fund III, JLL Associates III may be deemed to be the beneficial owner of 7,250,838.1 shares of the Company's Common Stock.

                  (vi) By virtue of his position as a member of the board of managers of Building Products LLC, the sole general partner of JLL Associates II, and a managing member of JLL Associates III, Mr. Levy may be deemed to be the beneficial owner of 17,305,103 shares of the Company's Common Stock.

                  (vii) By virtue of his position as a member of the board of managers of Building Products LLC and a managing member of JLL Associates III, Mr. Frank may be deemed to be the beneficial owner of 17,305,103 shares of the Company's Common Stock.

                  (viii) By virtue of his position as a member of the board of managers of Building Products LLC, Mr. Milgrim may be deemed to be the beneficial owner of 17,305,103 shares of the Company's Common Stock.

                  (ix) By virtue of his position as a managing member of JLL Associates III, Mr. Lightcap may be deemed to be the beneficial owner of 7,250,838.1 shares of the Company's Common Stock.

         (b)      Percent of Class:*
                  ----------------

                  (i) Building Products LLC is the direct record and beneficial owner of 17,305,103 shares of the Company's Common Stock, which represents 52.8% of the outstanding shares of the Company's Common Stock.

                  (ii) By virtue of its position as a member of Building Products LLC, JLL Fund II may be deemed to be the beneficial owner of 9,313,606.4 shares of the Company's Common Stock, which represents 28.4% of the outstanding shares of the Company's Common Stock.

                  (iii) By virtue of its position as a member of Building Products LLC, JLL Fund III may be deemed to be the beneficial owner of 7,250,838.1 shares of the Company's Common Stock, which represents 22.1% of the outstanding shares of the Company's Common Stock.

                  (iv) By virtue of its position as the general partner of JLL Fund II, JLL Associates II may be deemed to be the beneficial owner of 9,313,606.4 shares of the Company's Common Stock, which represents 28.4% of the outstanding shares of the Company's Common Stock.

                  (v) By virtue of its position as the general partner of JLL Fund III, JLL Associates III may be deemed to be the beneficial owner of 7,250,838.1 shares of the Company's Common Stock, which represents 22.1% of the outstanding shares of the Company's Common Stock.

                  (vi) By virtue of his position as a member of the board of managers of Building Products LLC, the sole general partner of JLL Associates II, and a managing member of JLL Associates III, Mr. Levy may be deemed to be the beneficial owner of 17,305,103 shares of the Company's Common Stock, which represents 52.8% of the outstanding shares of the Company's Common Stock.

                  (vii) By virtue of his position as a member of the board of managers of Building Products LLC and a managing member of JLL Associates III, Mr. Frank may be deemed to be the beneficial owner of 17,305,103 shares of the Company's Common Stock, which represents 52.8% of the outstanding shares of the Company's Common Stock.

                  (viii) By virtue of his position as a member of the board of managers of Building Products LLC, Mr. Milgrim may be deemed to be the beneficial owner of 17,305,103 shares of the Company's Common Stock, which represents 52.8% of the outstanding shares of the Company's Common Stock.

                  (ix) By virtue of his position as a managing member of JLL Associates III, Mr. Lightcap may be deemed to be the beneficial owner of 7,250,838.1 shares of the Company's Common Stock, which represents 22.1% of the outstanding shares of the Company's Common Stock.


____________________

* Calculation of beneficial ownership is based on the number of outstanding shares of the Company's Common Stock reported in the Company's Form 10-Q for the quarter ended September 30, 2005, filed on November 2, 2005.

         (c)      Number of shares as to which such person has:
                  --------------------------------------------

                  (i)    Sole power to vote or to direct the vote:
                         ----------------------------------------

                         None.

                  (ii)   Shared power to vote or to direct the vote:
                         ------------------------------------------

                         Building Products LLC and Messrs. Levy, Frank, and
                  Milgrim have shared power to vote 17,305,103 shares of the Company's Common Stock. JLL Fund II and JLL Associates II have shared power to vote 9,313,606.4 shares of the Company's Common Stock. JLL Fund III, JLL Associates III, and Mr. Lightcap have shared power to vote 7,250,838.1 shares of the Company's Common Stock.

                  (iii)  Sole power to dispose or to direct the disposition of:
                         -----------------------------------------------------

                         None.

                  (iv)   Shared power to dispose or to direct the disposition
                         ----------------------------------------------------
                         of:
                         --

                         Building Products LLC and Messrs. Levy, Frank, and
                  Milgrim have shared power to dispose of 17,305,103 shares of the Company's Common Stock. JLL Fund II and JLL Associates II have shared power to dispose of 9,313,606.4 shares of the Company's Common Stock. JLL Fund III, JLL Associates III, and Mr. Lightcap have shared power to dispose of 7,250,838.1 shares of the Company's Common Stock.

Item 5.           Ownership of Five Percent or Less of a Class.
-------           --------------------------------------------

                  Not applicable.

Item 6.           Ownership of More Than Five Percent on Behalf of Another
-------           --------------------------------------------------------
                  Person.
                  ------

                  Not applicable.

Item 7.           Identification and Classification of the Subsidiary Which
-------           ---------------------------------------------------------
                  Acquired the Security Being Reported on By the Parent Holding
                  -------------------------------------------------------------
                  Company.
                  -------

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.
-------           ---------------------------------------------------------

                  Not applicable.

Item 9.           Notice of Dissolution of Group.
-------           ------------------------------

                  Not applicable.

Item 10.          Certifications.
--------          --------------

                  Not applicable.

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2006

                                            JLL BUILDING PRODUCTS, LLC


                                            /s/ Paul S. Levy
                                            ---------------------------
                                            Paul S. Levy, Manager


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2006

                                            JLL PARTNERS FUND II, L.P.

                                            By its General Partner, JLL
                                            Associates II, L.P.


                                            /s/ Paul S. Levy
                                            -----------------------------------
                                            Paul S. Levy, as General Partner of
                                            JLL Associates II, L.P.


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2006

                                            JLL PARTNERS FUND III, L.P.

                                            By its General Partner JLL
                                            Associates III, L.L.C.


                                            /s/ Paul S. Levy
                                            -------------------------------
                                            Paul S. Levy, Manager of JLL
                                            Associates III, L.L.C.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2006

                                            JLL ASSOCIATES II, L.P.

                                            By its General Partner Paul S. Levy


                                            /s/ Paul S. Levy
                                            -----------------------------------
                                            Paul S. Levy, as General Partner of
                                            JLL Associates II, L.P.


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2006

                                            JLL ASSOCIATES III, L.L.C.


                                            /s/ Paul S. Levy
                                            ----------------------------------
                                            Paul S. Levy, as Manager of JLL
                                            Associates III, L.L.C.


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2006

                                            /s/ Paul S. Levy
                                            ---------------------------------
                                            Paul S. Levy

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2006

                                            /s/ Ramsey A. Frank
                                            ---------------------------------
                                            Ramsey A. Frank


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2006

                                            /s/ Brett N. Milgrim
                                            ----------------------------------
                                            Brett N. Milgrim


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2006

                                            /s/ Jeffrey C. Lightcap
                                            ----------------------------------
                                            Jeffrey C. Lightcap

                                                                      EXHIBIT 1


                             JOINT FILING AGREEMENT


         The undersigned hereby agree to the joint filing of the Schedule 13D to which this agreement is attached and to the joint filing of all amendments thereto.

         This agreement may be executed in one or more counterparts, each of which shall be considered an original counterpart, and shall become a binding agreement when each of the parties designated as signatories has executed one counterpart.

Dated:  February 8, 2006

                                            JLL BUILDING PRODUCTS, LLC


                                            /s/ Paul S. Levy
                                            -----------------------------------
                                            Paul S. Levy, Manager


                                            JLL PARTNERS FUND II, L.P.

                                            By its General Partner, JLL
                                            Associates II, L.P.


                                            /s/ Paul S. Levy
                                            -----------------------------------
                                            Paul S. Levy, as General Partner of
                                            JLL Associates II, L.P.


                                            JLL PARTNERS FUND III, L.P.

                                            By its General Partner JLL
                                            Associates III, L.L.C.


                                            /s/ Paul S. Levy
                                            -----------------------------------
                                            Paul S. Levy, Manager of JLL
                                            Associates III, L.L.C.


                                            JLL ASSOCIATES II, L.P.

                                            By its General Partner Paul S. Levy


                                            /s/ Paul S. Levy
                                            -----------------------------------
                                            Paul S. Levy, as General Partner of
                                            JLL Associates II, L.P.


                                            JLL ASSOCIATES III, L.L.C.


                                            /s/ Paul S. Levy
                                            -----------------------------------
                                            Paul S. Levy, as Manager of JLL
                                            Associates III, L.L.C.


                                            /s/ Paul S. Levy
                                            -----------------------------------
                                            Paul S. Levy


                                            /s/ Ramsey A. Frank
                                            -----------------------------------
                                            Ramsey A. Frank


                                            /s/ Brett N. Milgrim
                                            -----------------------------------
                                            Brett N. Milgrim


                                            /s/ Jeffrey C. Lightcap
                                            -----------------------------------
                                            Jeffrey C. Lightcap